                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                   Commission File  No.: 0-14188
                                                   CUSIP No.: 868908 10 4


                           NOTIFICATION OF LATE FILING

                                  (Check One):

       [ ] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ]Form N-SAR For Period Ended: February 28, 2002

       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form N-SAR
       For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

       Not Applicable.

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PART I -- REGISTRANT INFORMATION

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Full name of Registrant                         Surge Components, Inc.
                                      ------------------------------------------

Former name if applicable                                 N/A
                                      ------------------------------------------

Address of principal executive                  95 E. Jefryn Boulevard
office (street and number)            ------------------------------------------

City, State and Zip Code                        Deer Park, New York 11729
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PART II - RULES 12B-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

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       The Registrant is unable to file its February 28, 2002 Quarterly Report on Form 10-QSB on or before April 15, 2002 without unreasonable effort or expense, because the Registrant does not have all the information necessary to complete the preparation of the Form 10-QSB.


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PART IV  --  OTHER INFORMATION

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       (1) Name and telephone number of person to contact in regard to this notification


          Ira Levy                                      (631) 595-1818
         (Name)                                       (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes   [  ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes   [  ] No

       If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Surge Components, Inc.
                             ----------------------
                  (Name of Registrant as specified in charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   April 15, 2002                             By:   /s/ Ira Levy
       ----------------                               --------------------------
                                                        Ira Levy, President



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                                    ATTENTION

       Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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Part IV-Other Information
(3)

The Registrant anticipates reporting a net loss of approximately $323,000 for the quarter ended February 28, 2002, compared to a net loss of $2,093,265 for the quarter ended February 28, 2001.